Exhibit 99.9

Royal & Sun Alliance Insurance Group plc

Notification of Interests of Directors

Royal & Sun Alliance Insurance Group plc (the "Company") announces the following transactions, which took place on 2 April 2003:

•	purchase of 9,800 ordinary shares in the Company by Mr Nicholas Barber, Non-executive director. The purchase price was 74.5p and Mr Barber and his connected persons now hold 16,467 ordinary shares.
•	purchase of 130,000 ordinary shares in the Company by Mr John Napier, Chairman. The purchase price was 78.0p and Mr Napier now holds 130,000 ordinary shares.
•	grant of options over 2,465,753 ordinary shares in the Company to Mr Andrew Haste at an option price of 73.0p, under the Royal & Sun Alliance 1999 Executive Share Option Scheme. The period during which these options are exercisable is 2 April 2006 to 1 April 2013. These options are subject to specific performance targets being achieved.

Mr Andrew Haste, appointed Group Chief Executive on 2 April 2003, held 25,000 ordinary shares in the Company on appointment.

In relation to Mr Haste's appointment as Group Chief Executive, the Company confirms that there are no items requiring disclosure under paragraphs (b) to (g) of Rule 6.F.2 of the Listing Rules.

3 April 2003

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